EXHIBIT 99.2
Viatel Holding (Bermuda) Limited
(the “Company”)
NOTICE
NOTICE IS HEREBY GIVEN to all Shareholders of record on November 3, 2005 that the Annual General Meeting of the Company for the year 2005 will be held at Appleby Spurling Hunter, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda on:
Wednesday, December 7, 2005 at 11.00 a.m. (Bermuda time)
AGENDA
1.	Elect a Chairman, if necessary.

2.	Read the Notice convening this meeting.

3.	Receive the Auditors’ Report and Financial Statements for the year ended December 31, 2004.

4.	Receive the Chairman’s Report to the Shareholders.

5.	Appoint Auditors until the close of the next Annual General Meeting.

6.	Authorise the Board of Directors of the Company to determine the remuneration to be paid to the Auditors.

7.	Consider and approve the election of a Director to fill the casual vacancy on the Board of Directors of the Company for the ensuing year.

8.	Consider and approve the re-election of each of S Dennis Belcher, Thomas Doster, Leslie Goodman, Edward Greenberg, Kevin Power and Lucy Woods as Directors of the Company for the ensuing year.

9.	Consider any other business, which may properly come before the meeting.

BY ORDER of the Directors

Director

Dated:	November 4, 2005

To:	The Shareholders
The Directors
The Resident Representative